Exhibit 99.4

The Emera Group of Companies

Standards for Business Conduct

February 2011

Table of Contents

Introduction	1

Emera’s Business Standards	1

Laws, Rules and Regulations	1

Affiliate Rules	2

Brand Management and Intellectual Property	2

Confidential, Proprietary & Personally Identifiable Information	3

Information and Information Resources	3

Conflicts of Interest	4

Contract Authorization	4

Environment, Health & Safety	6

Diversified and Harassment-Free Work Environment	6

Media and Public Releases of Information	6

Integrity of Financial Information	7

Insider Trading and Disclosure of Information	7

Safeguarding Company Resources	8

ATTACHMENT: PROCEDURES FOR THE REPORTING OF IRREGULARITIES AND DISHONESTY	10

WHO IT APPLIES TO	11

POLICY OVERSIGHT	11

COMMUNICATION AND ENFORCEMENT	11

RAISING A CONCERN OR COMPLAINT	11

Activities that can be Reported	12

Communicating a Company Reportable Activity	12

Confidentiality	12

Retaliation	13

REPORTING PROCESS	13

RETENTION OF COMPLAINTS AND INVESTIGATIONS	14

CONTACT INFORMATION	14

February 2011

Emera’s Standards for Business Conduct

Introduction

This document describes the minimum standards of business conduct for all directors, officers and employees of Emera Inc., its subsidiaries and affiliates (the “Emera companies”).1

This document cannot anticipate every possible situation, so you are urged to ask for guidance before taking action if a situation is unclear and may conflict with these standards.

Emera’s Business Standards

We conduct business in accordance with the standards.

We must:

•	Comply with all applicable laws, regulations and company policies and procedures.

•	Sustain a business culture where ethical conduct is recognized, valued and exemplified.

•	Disclose and discuss anything that may be a potential conflict of interest.

•	Encourage open and honest communication in the workplace.

•	Respect the environment.

•	Treat everyone with dignity and respect.

•	Exhibit good citizenship.

•	Conduct business relationships with integrity, honesty and fairness.

•	Keep sensitive, personal, customer, proprietary, technical, business or financial information confidential.

•	Work safely.

There may be serious repercussions if we do not follow the Standards:

•	Failure to obey laws and regulations violates the Standards and may expose you or the Company to criminal and civil prosecution.

•	Any violation of the Standards is a serious matter and may result in corrective action up to and including termination.

Laws, Rules and Regulations

Emera operates in Canada, the United States and the Caribbean and is subject to numerous municipal, provincial, state and federal laws, rules and regulations. Each of us is accountable for complying with both the spirit and the letter of the law. Violation of a law, rule or regulation may jeopardize our integrity image and business interest.

We must:

•	Be aware of laws, rules and regulations that affect our daily job responsibilities and comply with them.

[1]

This document serves as a code of ethics for purposes of Section 406 of the Sarbanes-Oxley Act of 2002. For avoidance of doubt, this document applies to all directors, officers and employees of the Emera companies, including the principal executive officers, principal financial officers, principal accounting officers or controllers, or persons performing similar functions, of Emera Inc. and Nova Scotia Power Inc.

February 2011

Emera’s Standards for Business Conduct

•	Seek guidance from our supervisor if we have questions about the existing applicability or interpretation of any law, rule or regulation.

Affiliate Rules

We are focused on the energy business and are regulated by a number of Canadian and U.S. energy regulators. These regulators have specific codes and standards of conduct which address matters such as undue discrimination and preferential treatment between regulated companies and affiliates.

We must be aware of, and comply with, these codes and standards of conduct at all times.

Brand Management and Intellectual Property

Our brand identity and intellectual property are valuable assets. Violation of others’ intellectual property rights breaches our value of integrity and may subject both the employee and Emera to substantial liability.

We must protect our intellectual property and that of third parties. We are responsible for using basic intellectual property protections such as copyrights, trademarks, service marks and patents consistently and appropriately.

Intellectual property is any idea that is expressed in some form such as a logo, software, operating or manufacturing process and may be protected by copyrights, trademarks, service marks or other forms such as license.

We must:

•	Not use the Emera name, or its service marks or trademarks, for other than authorized purposes.

•	Understand that any intellectual property created by us in the performance of our job responsibilities belongs to Emera.

•	Report any unauthorized use of copyrights, patents, service marks and trademarks to our supervisor.

•	Respect all intellectual property received from third parties under confidentiality or license agreements and obtain these parties’ permission for use.

•	Be accurate and truthful in communications of information about our products and services.

February 2011

Emera’s Standards for Business Conduct

Confidential, Proprietary & Personally Identifiable Information

We receive and use confidential, proprietary and personally identifiable information (“sensitive information”) in the course of doing business. This includes our own sensitive information, as well as that of our customers and third parties.

Confidential or proprietary information is any information, such as customer, financial or business information that provides an organization with some kind of business advantage and is not generally known to the public.

We comply with laws protecting sensitive information from unlawful use and disclosure. Failure to comply may cause irreparable damage and result in legal penalties or adverse regulatory actions.

We must:

•	protect corporate, customer and third-party information from unlawful use and disclosure, and ensure that such information is handled properly throughout the organization.

•

not disclose sensitive information to any person outside of Emera unless authorized to do so. Where sensitive information is entrusted to persons outside of Emera, efforts must be made to ensure the continuing protection and confidentiality of that information. Within Emera, confidential information should be disclosed only on a “need to know” basis.

•	not use sensitive information for unauthorized purposes and must also take reasonable care to protect confidential information against loss, theft, unauthorized access, alterations or misuse.

Information and Information Resources

Emera’s information systems support internal and external business activities. Because these resources connect us with the outside world, there is a risk of attack or exploitation. We are all responsible for information security and must be aware of information security processes and policies. All employees must manage and use information and information systems appropriately.

We must:

•	Follow all policies and procedures related to the protection of information and information resources, including network access and appropriate use of the Internet and e-mail.

•	Not let personal use of information system technologies interfere with business activities or incur unnecessary costs.

•	Not let business or non-business use of information and information resources violate Emera’s policies or legal requirements.

February 2011

Emera’s Standards for Business Conduct

Conflicts of Interest

A conflict of interest exists any time an individual faces a choice between what is in his or her personal interest and the interests of Emera. When a conflict of interest arises, others may question our integrity.

We must never put ourselves in a position where our personal interests conflict or appear to conflict with Emera’s or where we receive a benefit from our knowledge of Emera.

Conflicts of interest may arise when:

•	You, or someone with a close relationship to you, has an interest in a company with which Emera does business.

•	You, or someone with a close relationship to you, receive improper personal benefits as a result of your position at Emera.

•	We have other interests which may interfere with our ability to act in the best interests of Emera.

We must:

•	Disclose potential conflicts of interest when they arise and discuss them with our supervisor.

•

Not furnish expensive gifts or provide excessive benefits to other persons. At times, suppliers may offer gifts, including entertainment. While gifts of cash are never acceptable, you may accept nominal gifts on behalf of the Emera companies. Acceptable gifts or entertainment are limited to entertainment and sporting event tickets, dinners with clients, customers or suppliers, or other recognition having an aggregate value of approximately $500 or less. Other gifts or benefits must be approved by a senior officer prior to acceptance. If in doubt, consult a senior officer for advice in this regard or if you are a director, consult the Chairman of the Board. (See Note 1)

•	Get approval from our supervisor when a company in which you or a family member owns more than a 10% interest, or in which you are a director or employer, seeks to do business with Emera.

Note 1: Revised October 2009

Contract Authorization

Emera’s contractual agreements govern our business relationships and ensure Emera’s intellectual property, business agreements and confidential information are protected.

As the laws governing contracts are numerous and complex, procedures are in place to ensure that any contract entered into on behalf of Emera has the appropriate level of review and approval.

We must:

•	Know what types of contracts we are authorized to enter into, if any.

•	Comply with Emera policies and procedures for entering into contracts.

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Emera’s Standards for Business Conduct

•	Have proper authorization including legal review, prior to execution of any contract.

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Emera’s Standards for Business Conduct

Environment, Health & Safety

The health and safety of co-workers, customers and the public, and the protection and responsible management of natural resources demonstrates stewardship and is critical to the quality of life, the environment and our long-term business success.

We are committed to the protection of the environment and to employees.

All of us have a role in ensuring our operations comply with environmental and health and safety legislation, industry standards and company policy and standards and we must:

•	Comply with all applicable environmental, health and safety laws, regulations, permits and other requirements.

•	Know and follow our procedures relating to environment, health and safety.

•	Promptly report to our supervisor or to other appropriate people all environmental, health and safety incidents, including significant near misses.

•	Be sure our work environment is safe.

•	Make safety and the environment an integral part of decision making.

•	Report to work fit to perform our duties and be free of the affects of alcohol or drugs at work.

•	Promote the most efficient use of resources and products.

Diversified and Harassment-Free Work Environment

We expect Emera employees to demonstrate the values of teamwork and inclusion by acting with mutual respect and cooperation. We do not tolerate discrimination or harassment in the workplace.

Our objective is to provide a work environment that fosters mutual respect and work relationships free of harassment. We comply with laws concerning discrimination that specifically prohibit discrimination on the basis of certain differences. We recruit, select, train and pay based on merit, experience and other work-related criteria. Acts of discrimination or harassment will not be tolerated.

We must:

•	Not use any differences protected by law as a factor in hiring, firing or promotion decisions.

•	Not use any differences protected by law when determining terms or conditions of employment.

•	Not retaliate against a person who makes a complaint of discrimination in good faith, or participates in an investigation.

Media and Public Releases of Information

Emera employs professionals who are trained and qualified to release information to the public. Unauthorized and inappropriate releases of information to the public can result in violation of securities full disclosure laws, stakeholder confusion and damage to Emera’s competitive position and reputation.

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Emera’s Standards for Business Conduct

Only trained and authorized company spokespersons should provide information to the public, media, government and regulatory agencies, and elected officials concerning Emera’s business matters. However, all employees are expected to cooperate fully and truthfully with regulatory and governmental investigations and proceedings and to not obstruct other employees from doing so.

Emera employees are expected to forward requests for information to the appropriate department if the provision of that information is not part of your normal job responsibilities.

We must:

•	Forward inquiries to the appropriate departments:

•	Inform your supervisor immediately about any requests from a government agency or individual that falls outside of your routine job responsibilities.

•	Report to your supervisor any violation of law or regulation that may warrant disclosure to the appropriate government authorities.

Integrity of Financial Information

Emera is committed to ensuring the highest standards of integrity are adhered to in all its financial reporting and record keeping activities. All assets, liabilities and transactions must be accurately and completely reported in the company’s financial records. All financial reports made available to shareholders, regulators and the public must be prepared in accordance with generally accepted accounting principles and applicable laws and regulations.

Emera prides itself on the transparency of its financial and non-financial reporting.

It is critical that we accurately report all financial data. Employees have a responsibility to ensure that transactions are recorded in Emera’s accounts accurately and promptly and they must immediately report any known inaccuracies.

Insider Trading and Disclosure of Information

Emera’s success in the marketplace requires that we maintain the trust and confidence of the investment community. Emera and its subsidiary Nova Scotia Power are publicly traded in Canada on the Toronto Stock Exchange. We must act with integrity when trading public securities, adhering to all applicable laws. Insider trading occurs when you:

•	Know material non-public information about Emera, its affiliates or any company with whom we have a business relationship, and

•	Trade that company’s securities, such as stocks or bonds, while in possession of that information or tell others about it before it is made public.

Inside Information is any information relating to the business and affairs of Emera Inc. that results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company’s securities; or that would reasonably be expected to have a significant influence on a reasonable investor’s investment decisions. In the course of your work, you may become aware of confidential information about Emera, or any of its affiliates, or another public

February 2011

Emera’s Standards for Business Conduct

company that is important enough that, if others knew it, they would likely buy or sell that company’s securities.

Allegations of insider trading can result in an investigation by a stock exchange, securities commission or police authority. This could result in criminal charges and fines.

We must not:

•	Trade the securities of Emera while in possession of material non-public information. Trading may commence three days following the issuance of a news release disclosing the material information.

•

Trade securities of Emera’s partners, suppliers, customers or other companies with whom Emera has a business relationship while in possession of material non-public information about those companies. Trading may commence following the public disclosure of the material information by the applicable company.

•	Give material non-public information to anyone not authorized to have the information, including other Emera employees.

Safeguarding Company Resources

Emera invests in and uses assets to advance its business strategy and objectives. These assets include but are not limited to books, office supplies, fax machines, computers, phones and work time. We must demonstrate accountability by using these resources responsibly and by using good judgement.

Limited personal use of these assets on company time is allowed. However, since excessive personal use can be costly and impact profitability, employees are expected to use good judgment.

Employees are expected to use assets and resources responsibly and for legitimate business purposes. We must:

•	Ensure that all company property assigned to us is maintained in good condition and be able to account for such equipment.

We must not:

•	Dispose of Emera property except in accordance with established policies.

•	Make personal use of any Emera asset that creates any additional costs for Emera, interferes with work duties or violates any company policy.

Report Problems and Irregularities

Employees are encouraged to report violations of the Standards, dishonest acts and irregularities. Emera has adopted a policy “Procedure for the Reporting of Irregularities and Dishonesty” which outlines how individuals may report. You should familiarize yourself with this policy also.

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Emera’s Standards for Business Conduct

Where to Seek Clarification

Emera’s senior management will provide guidance on any standard in this document. Employees may then be directed to other resources of information, including relevant company policy. An employee who feels unable to discuss an issue with his or her immediate supervisor should refer to the next level of supervision, to a member of Emera’s senior management or you may contact Human Resources.

February 2011

Procedures for the Reporting of Irregularities and Dishonesty

Attachment to Emera Standards for Business Conduct (added October 2009)

EMERA INCORPORATED

PROCEDURES FOR THE REPORTING OF IRREGULARITIES AND DISHONESTY

February 2011

Procedures for the Reporting of Irregularities and Dishonesty

Attachment to Emera Standards for Business Conduct (added October 2009)

PROCEDURES FOR THE REPORTING OF IRREGULARITIES AND DISHONESTY

OBJECTIVE AND SCOPE

In order to address complaints relating to irregularities and dishonest activities including accounting and auditing matters, the Audit Committee of Emera Inc. has established a Procedure which deals with:

1.	The receipt, treatment, and retention of complaints and/or concerns of a Reportable Activity (defined below) within the Emera group.

2.	The confidential, anonymous submission by any employee within the Emera group of concerns regarding a reportable activity.

The Procedure also demonstrates Emera’s commitment to maintain a high standard of ethical business practices.

WHO IT APPLIES TO

The Procedure will apply to all companies within the Emera group (collectively the “Companies”).

POLICY OVERSIGHT

The Audit Committee has the responsibility for the stewardship of this Procedure.

Under the direction of the Audit Committee, Management has the responsibility of administering this Procedure and ensuring compliance by all.

COMMUNICATION AND ENFORCEMENT

A copy of this Procedure shall be available on the Companies’ internal and external websites (where applicable). A copy of this Procedure shall also be provided to the directors, officers and employees of the Companies who are, or may be involved in assisting in the administration of this Procedure. Such directors, officers and employees are required to understand this Procedure and its operation to ensure compliance with its terms.

RAISING A CONCERN OR COMPLAINT

The Companies are committed to providing a work environment based on trust and respect and enabling all employees to work without fear of intimidation, discrimination or

February 2011

Procedures for the Reporting of Irregularities and Dishonesty

Attachment to Emera Standards for Business Conduct (added October 2009)

violence. As part of this commitment, the Companies encourage an open atmosphere in which problems, concerns or complaints can be raised without fear of retaliation.

Activities that can be Reported

Any concerns, complaints or evidence of the following activities (each a “Reportable Activity”) shall be reported promptly as set out below:

1.	Irregular or dishonest accounting, internal accounting control, or auditing matters;

2.	An activity by an employee or employees that may constitute:

•	Manipulation or falsification of data

•	Health, safety and environment violations;

•	Theft, embezzlement and fraud;

•	Harm to people or property; or

•	Violation of applicable laws, regulations, policies and procedures of the Companies.

Communicating a Company Reportable Activity

A Reportable Activity should generally be reported to the employee’s immediate manager or supervisor. However, if such reporting is either inappropriate in the circumstances or does not provide the necessary level of confidentiality, the Reportable Activity should be reported to either the Director, Internal Audit or the Corporate Secretary.

The following method of communication is also available:

1.	A confidential business conduct helpline, The Ethics Hotline, is also available to report a Reportable Activity. The Ethics Hotline may be reached by calling toll-free from anywhere 1-866-344-8801 or log onto www.clearviewconnects.com from any computer with internet access.

Confidentiality

The Companies are fully committed to maintaining adequate procedures for the confidential, anonymous reporting by employees of the Companies of a Reportable Activity.

Any submission made by an employee of the Companies regarding a Reportable Activity shall be treated on a confidential basis. The employee’s identity shall be treated anonymously and confidentially, unless specifically permitted to be disclosed by the

February 2011

Procedures for the Reporting of Irregularities and Dishonesty

Attachment to Emera Standards for Business Conduct (added October 2009)

employee, or unless required by law. Anonymous and confidential submissions shall only be disclosed to those persons who have a need to know in order to properly carry out an investigation of the Reportable Activity, in accordance with section F of this Procedure.

Retaliation

Any employee who in good faith reports a Reportable Activity will be protected from threats of retaliation, discharge, or other types of discrimination that are directly related to the disclosure of such Reportable Activities.

Any employee who retaliates against another employee who reports a Reportable Activity, may face disciplinary actions, including termination of his or her employment, without notice.

If an employee believes that retaliation has occurred, the employee may submit a complaint in writing to the Director, Internal Audit within six months after the employee knew or ought to have known that the retaliation occurred.

REPORTING PROCESS

Any director, officer or employee of the Companies who receives a submission from any person regarding a Reportable Activity shall immediately report such submission to the Director, Internal Audit or the Corporate Secretary, regardless of the materiality of the allegation.

Upon receipt of any submission regarding a Reportable Activity, the Director, Internal Audit or the Corporate Secretary shall:

1.	Assess the seriousness of the Reportable Activity and investigate as appropriate.

2.	Report all Reportable Activities to the Audit Committee at its next scheduled meeting, or to the Audit Committee Chair promptly if the Reportable Activity is of a serious nature.

3.	Report back to the employee or third party whenever possible, who reported the Reportable Activity, on the status of the investigation.

On a quarterly basis or upon request, the Director, Internal Audit and the Corporate Secretary shall prepare a report to the Audit Committee showing all submissions on Reportable Activities received during the previous quarter through all methods of

February 2011

Procedures for the Reporting of Irregularities and Dishonesty

Attachment to Emera Standards for Business Conduct (added October 2009)

communication; how submissions related to a Reportable Activity were handled; results of any investigation; and any corrective action taken.

RETENTION OF COMPLAINTS AND INVESTIGATIONS

A record of all concerns, complaints and investigations with respect to a Reportable Activity shall be maintained by the Director, Internal Audit.

CONTACT INFORMATION

Contact information for the Director, Internal Audit and the Corporate Secretary is set out below. Any questions with respect to the general application of this Procedure may also be made to either person.

1.	Gail A. Weatherby, CA

Director, Internal Audit

Emera Incorporated

Tel: (902) 428-6820

Fax: (902) 428-6181

gail.weatherby@emera.com

2.	Stephen Aftanas

Corporate Secretary

Emera Incorporated

Tel: (902) 428-6096

Fax: (902) 428-6171

stephen.aftanas@emera.com

February 2011